FOR IMMEDIATE RELEASE                                  Contact:  Paul Breitnauer
                                                       Phone:    608-232-0402

                    CAPITOL TRANSAMERICA CORPORATION REPORTS
                    ----------------------------------------
                             SECOND QUARTER RESULTS
                             ----------------------

     MADISON, WISCONSIN, AUGUST 8, 2001 - Capitol Transamerica Corporation (NASDAQ: CATA) reported a second quarter written premium increase of 20.8 % on $34.3 million of gross premiums written in 2001 compared to $28.4 million for the same three months of 2000, the sixth consecutive double digit quarterly top line growth increase. For the six months ended June 30, gross written premiums were $61.9 million, 19.6 % higher than the $51.8 million for the same period in 2000. While a portion of the growth is attributable to premium rate increases on retained renewals, significant new business growth also occurred, particularly in the property and casualty lines.

     For the quarter ended June 30, 2001, the Company had a net loss of $2.2 million, or $0.20 per share (reported on a diluted share basis), versus a $3.4 million in income, or $0.31 per share, the prior year. On a year-to-date basis, the net loss for 2001 was $0.3 million, or $0.03 per share compared to $9.1 million in income or $0.81 per share in 2000. Excluding after-tax realized investment losses of $1.1 million, net operating income for the first six months of 2001 was $0.8 million compared to $6.5 million in net operating income (excluding $2.6 million in after-tax realized gains) for the same period in 2000.

     Pre-tax realized investment losses for the second quarter of 2001 included $6.2 million of other-than-temporary market value declines for certain securities held in the Company's portfolio. Year to date, other-than-temporary market value losses recognized pursuant to Accounting FASB Statement No. 115 equaled $8.2 million on a pre-tax basis. No such write-downs were recognized in 2000.

     Net comprehensive income, which includes after-tax unrealized investment results, was $5.2 million, or $0.47 per share, for the six months ended June 30, 2001. For the same period last year, comprehensive income was $7.4 million, or $0.66 per share. Net investment income for the six month period increased 7.6% from $4.5 million in 2000 to $4.8 million this year.

     The Company's combined ratio for the first six months of 2001 was 105.7% versus 87.6% for the first half of 2000. For comparison purposes, the overall industry average combined ratio was 106.2% for the first quarter of 2001.

     There were several causes for the weaker underwriting results during the quarter. Similar to prior periods, the contract surety loss experience continued to develop adversely though signs of stabilization occurred during the second quarter. In addition, unusually high losses in the property lines occurred in the past three months due to an unexpected high level of claims related to storm damage in the Midwest. Another factor is that the Company's written premium growth has not yet been fully experienced as earnings given that the earned premium increase year to date is 12.4 % compared to the 19.6 % written premium growth.

     Book value per share increased to $13.57 as of June 30, 2001, from $13.23 and $12.34 at December 31, 2000, and June 30, 2000, respectively. Shareholders' equity rose 2.0% from $145.7 million at December 31, 2000 to $148.6 million at June 30, 2001. Total assets increased 4.5% to $296.1 million from $283.3 million during the same six-month period. The Company distributed an $0.08 dividend per share during the second quarter compared to $0.07 per share for the same quarter in 2001.

     Company Chairman George A. Fait stated that "We continue to be pleased at our top line growth as well as our increased book value per share figure as of June 30. On the down side, we have written down several of our equity holdings due to stock market declines in the past year. Though already fully written down under generally accepted accounting principles on our balance sheet, recognizing these declines as other-than-temporary has negatively impacted our bottom line profitability thus far in 2001."

     "Additionally, persistent loss development in the contract bond portion of our fidelity and surety line in addition to early summer storm damage losses resulted in disappointing underwriting results thus far in 2001. To attain our corporate goals, management continues to focus on growth in the more profitable lines as well as forcefully managing claims activity where needed."

     Capitol Transamerica Corporation is an insurance holding company operating nationally and writing specialty lines of commercial property and casualty policies as well as fidelity and surety coverages through its subsidiary companies Capitol Indemnity Corporation and Capitol Specialty Insurance Corporation. A third subsidiary, Capitol Facilities Corporation, is a non-insurance entity available for other business opportunities. The Capitol Transamerica Group operates in 37 states and is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. The Company recently announced the signing of a merger agreement under which Alleghany Corporation (NYSE: Y) will acquire Capitol Transamerica at a $16.50 per share cash price, subject to shareholder and regulatory approvals. Details of this press release, additional financial information, and recent filings can be found at the Company's website http://www.captrans.com through the NASDAQ
                                      -----------------------
Easy Links  page.

     SAFE HARBOR STATEMENT - Some of the statements in this news release, as well as statements by the company in periodic press releases and oral statements made by the company's officials to analysts and shareholders in the course of presentations about the company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, estimates subject to change in circumstances, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

                           FINANCIAL HIGHLIGHTS FOLLOW

                        CAPITOL TRANSAMERICA CORPORATION
                            SELECTED FINANCIAL DATA

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT PER SHARE)

                                          Six months ended  Three months ended
                                             June 30,            June 30,
                                         -----------------  ------------------
                                           2001     2000      2001      2000
                                         --------  -------  --------  --------
REVENUES
  Gross premiums written                 $61,884   $51,758  $34,311   $28,393
  Net premiums written                    54,732    47,896   30,342    25,948
                                         ========  =======  ========  ========

  Net premiums earned                    $47,320   $42,081  $24,477   $21,414

EXPENSES
  Claims and claim expenses               33,590    22,046   21,334    14,207
  Other underwriting expenses             18,217    15,732    9,325     7,802
                                         --------  -------  --------  --------

     Total Losses and Expenses Incurred   51,807    37,778   30,659    22,009
                                         --------  -------  --------  --------

  Underwriting (loss) income              (4,487)    4,303   (6,182)     (595)

  Investment income                        4,843     4,503    2,389     2,244
  Realized investment (losses) gains      (1,748)    3,979       75     2,933
  Other income                               268       157      142        86
                                         --------  -------  --------  --------

     (Loss) Income Before Income Tax      (1,124)   12,942   (3,576)    4,668

  Income tax (benefit) expense              (811)    3,869   (1,363)    1,276
                                         --------  -------  --------  --------

       NET (LOSS) INCOME                 $  (313)  $ 9,073  $(2,213)  $ 3,392
                                         ========  =======  ========  ========

(LOSS) EARNINGS PER SHARE- BASIC         $ (0.03)  $  0.81  $ (0.20)  $  0.31
                                         ========  =======  ========  ========

(LOSS) EARNINGS PER SHARE- DILUTED       $ (0.03)  $  0.81  $ (0.20)  $  0.31
                                         ========  =======  ========  ========

                COMPARATIVE FINANCIAL HIGHLIGHTS - SIX MONTHS ENDED JUNE 30,

                                                2001       2000       1999       1998       1997
                                              ---------  ---------  ---------  ---------  ---------
PER SHARE INFORMATION:
  Book value per share                        $  13.57   $  12.34   $  13.10   $  12.95   $  11.18
  (Loss) earnings per share - diluted            (0.03)      0.81       1.00       0.93       0.24
COMPANY STATISTICS:
  Gross premiums written                      $ 61,884   $ 51,758   $ 44,659   $ 46,464   $ 47,449
  Net investment income                          4,843      4,503      4,439      4,583      4,120
  Realized investment (losses) gains            (1,748)     3,979      5,260      7,538        379
  (Loss) income before income tax               (1,124)    12,942     16,413     14,692      3,069
  Net (loss) income                               (313)     9,073     11,257     10,493      2,664
  Net operating earnings                           823      6,487      7,838      5,593      2,418
  Comprehensive income                           5,177      7,406      7,533      7,213     10,360
  Cash and invested assets                     245,144    215,826    239,510    243,858    208,948
  Total assets                                 296,123    270,022    284,729    288,942    252,218
  Shareholders' investment                     148,595    136,800    147,627    145,307    124,692
  Dividends paid                                 1,754      1,565      1,574      1,569      2,676
INSURANCE OPERATING RATIOS, STATUTORY BASIS:
  Loss and loss adjustment expenses               71.1%      52.6%      47.9%      60.4%      61.9%
  Underwriting expenses                           34.6%      35.0%      36.7%      33.7%      34.8%
                                              ---------  ---------  ---------  ---------  ---------
  Combined ratios                                105.7%      87.6%      84.6%      94.1%      96.7%
                                              =========  =========  =========  =========  =========

                                CAPITOL TRANSAMERICA CORPORATION
                                     SELECTED FINANCIAL DATA

                                         BALANCE SHEETS
                                (IN THOUSANDS, EXCEPT PER SHARE)

                                                                        June 30,  December 31, June 30,
                                                                          2001       2000       2000
                                                                        ---------  ---------  ---------
ASSETS
Investments
     Available-for-sale  investments,  at  fair  value
        U.S. Government bonds (cost $28, $34 and $37, respectively)     $     30   $     36   $     38
        State and municipal bonds (cost $94,846, $84,236 and
                  $77,473, respectively)                                  99,652     89,732     80,913
        Corporate bonds (cost $1,095, $1,100 and $1,119, respectively)     1,072      1,074      1,091
        Common stock (cost $112,753, $123,504 and
                  $125,727, respectively)                                116,991    119,413    114,457
        Preferred stock (cost $5,344, $6,470 and $5,810, respectively)     5,195      5,516      5,007
     Investment real estate                                               11,385     11,009     10,800
     Short-term investments                                                6,249      5,587      2,398
                                                                        ---------  ---------  ---------
       Total Investments                                                 240,574    232,367    214,704

  Cash                                                                     4,570      3,642      1,122
  Receivables                                                             31,100     28,942     35,494
  Other assets                                                            19,879     18,307     18,702
                                                                        ---------  ---------  ---------

   TOTAL ASSETS                                                         $296,123   $283,258   $270,022
                                                                        =========  =========  =========

LIABILITIES
  Reserves for losses and loss adjustment expenses                      $ 77,401   $ 77,981   $ 77,858
  Unearned premiums                                                       53,590     45,588     45,540
  Other liabilities                                                       16,537     13,989      9,824
                                                                        ---------  ---------  ---------

   TOTAL LIABILITIES                                                    $147,528   $137,558   $133,222
                                                                        ---------  ---------  ---------

SHAREHOLDERS' EQUITY
  Common stock, $1.00 par value, authorized 15,000
     shares,  issued 11,561, 11,559 and 11,558 shares, respectively     $ 11,561   $ 11,559   $ 11,558
  Paid-in surplus                                                         22,745     22,733     22,728
  Accumulated other comprehensive income (loss), net of
     deferred taxes of $3,107, $149 and ($3,031), respectively             5,767        278     (5,629)
  Retained earnings                                                      113,084    114,944    111,085
  Less treasury stock, 611, 550 and 476 shares,
     respectively, at cost                                                (4,562)    (3,814)    (2,942)
                                                                        ---------  ---------  ---------

   TOTAL SHAREHOLDERS' EQUITY                                            148,595    145,700    136,800
                                                                        ---------  ---------  ---------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $296,123   $283,258   $270,022
                                                                        =========  =========  =========

BOOK VALUE PER SHARE                                                    $  13.57   $  13.23   $  12.34
                                                                        =========  =========  =========

SHARES OUTSTANDING                                                        10,950     11,009     11,082
                                                                        =========  =========  =========


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